Exhibit (a)(21)

CF Industries, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

847-405-2400
www.cfindustries.com

June 23, 2009

Dear Fellow Employee:

Earlier today, Agrium announced that stockholders have tendered approximately 62 percent of CF Industries’ outstanding common shares into Agrium’s offer to acquire our company, claiming that the tender results indicate that our owners support that offer.

This morning, we issued a news release, in which I commented that, “contrary to Agrium’s assertions, the tender offer results do not change the facts that Agrium’s offer substantially undervalues CF Industries, our shareholders do not support the price in the offer, and the offer has significant regulatory issues.”

During the next several days, you’ll likely read many interpretations of these tender results in the news media. Keep in mind that the ownership of CF has not changed as a result of Agrium’s announcement this morning. In fact, Agrium’s offer remains subject to a number of conditions, including approval by our board of directors and receipt of required regulatory approvals.

We’ll keep you informed as this situation continues to unfold. For now, the best thing all of us can do is to remain focused on our business strategy and our customers. Thanks for your continued good work and support.

Steve Wilson